June 28, 2006

Robert Scott
Chief Financial Officer and Director
Viva International, Inc.
954 Business Park Drive, Suite #2
Traverse City, MI 49686

RE: Viva International, Inc.
File No. 000-30440
Form 10-KSB: For the Fiscal Year Ended December 31, 2004

Dear Mr. Scott:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      Sincerely,

      Michael Fay
      Branch Chief